Exhibit 1.02

DELPHI AUTOMOTIVE PLC
Conflict Minerals Report
For the Year Ended December 31, 2013

Introduction & Background

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (“3TG” or “Conflict Minerals”). Congress enacted this rule due to concerns that the exploitation and trade of conflict minerals by armed groups is helping to finance conflict in the Democratic Republic of Congo (“DRC”) region. The rule focuses on 3TG emanating from the DRC region and nine adjoining countries (together, the “Covered Countries”).

If a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody. The registrant must annually submit a Conflict Minerals Report (“CMR”) to the SEC that includes a description of those due diligence measures.

This CMR was not subjected to an independent private sector audit, as none is required pursuant to paragraph (c)(1)(iv) of the instructions to Item 1.01.

Company Overview

This report has been prepared by management of Delphi Automotive PLC (herein referred to as “Delphi,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all consolidated subsidiaries in which Delphi holds a controlling financial or management interest. It does not include the activities of non-controlled affiliates that are not required to be consolidated.

Delphi is a leading global vehicle components manufacturer and provides electrical and electronic, powertrain, active safety and thermal technology solutions to the global automotive and commercial vehicle markets. We are one of the largest vehicle component manufacturers in the world, and our customers include all 25 of the largest automotive original equipment manufacturers (“OEMs”). We operate 126 major manufacturing facilities and 15 major technical centers, with a presence in 32 countries.

Products

We operate our core business along four operating segments, which are grouped on the basis of similar product, market, and operating factors:

Electrical / Electronic Architecture. This segment offers complete electrical and electronic architectures.

•	High quality connectors are engineered primarily for use in the automotive and related markets, but also have applications in the aerospace, military and telematics sectors.

•
Electrical centers provide centralized electrical power and signal distribution and all of the associated circuit protection and switching devices, thereby optimizing the overall vehicle electrical system.

•
Distribution systems, including hybrid high voltage and safety systems, are integrated into one optimized vehicle electrical system that can utilize smaller cable and gauge sizes and ultra-thin wall insulation.

Powertrain Systems. This segment offers high quality products for complete engine management systems (“EMS”) and products to help optimize performance, emissions and fuel economy.

•
The gasoline EMS portfolio features fuel injection and air/fuel control, valvetrain, ignition, sensors and actuators, transmission control products, and powertrain electronic control modules with software, algorithms and calibration.

•
The diesel EMS product line offers high quality common rail fuel injection system technologies including diesel injection equipment, system integration, calibration, electronics, and emission control solutions.

•	The Powertrain Systems segment also supplies integrated fuel handling systems for gasoline, diesel, flexfuel and biofuel configurations, and evaporative emissions systems.

Electronics and Safety. This segment offers a wide range of electronic and safety equipment in the areas of controls, security, infotainment, communications, safety systems and power electronics.

•	Electronic controls products primarily consist of body computers and security systems.

•
Infotainment and driver interface portfolio primarily consists of receivers, MyFi reception systems, digital receivers, satellite audio receivers, navigation systems, displays (including re-configurable displays) and mechatronics.

•	Passive and active safety electronics primarily includes occupant detection systems, collision warning systems, advanced cruise control technologies, collision sensing and auto braking.

•	Electric and hybrid electric vehicle power electronics comprises power modules, inverters and converters and battery packs.

Thermal Systems. This segment offers energy efficient thermal system and component solutions for the automotive market and continues to develop applications for the non-automotive market.

•	Main powertrain cooling products include condenser, radiator, fan module and charge air cooling heat exchangers assemblies.

•	Climate control portfolio includes HVAC modules, with evaporator and heater core components, air conditioning compressors and controls.

Following completion of our due diligence measures, as described below, it was determined that, like many of our peers in the automotive industry, Delphi’s products contain 3TG materials. Delphi considers these 3TG materials necessary to the functionality or production of a significant portion of our manufactured products in all of our operating segments.

Supply Chain

We procure our raw materials from a variety of suppliers around the world. We rely on our direct suppliers to provide information on the origin of the 3TG materials contained in components and materials supplied to us - including sources of 3TG that are supplied to them from lower tier suppliers. Due to our size and the nature of our products, and the corresponding size and depth of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Additionally, a significant portion of our supply chain is not required to file reports with the SEC and is not covered by reporting obligations pursuant to the Rule, which limits the influence of Conflict Minerals reporting requirements on these portions of the supply chain. Accordingly, we participate in a number of industry-wide initiatives as described below, as the influence able to be exerted on the global mineral supply chain will be due in large part to cumulative industry efforts.

It was not practicable to conduct a survey of all our suppliers, and thus we believed that a reasonable approach would be to conduct a survey of the suppliers who represented the majority of our Annual Purchase Value (“APV”). We surveyed over 500 first-tier suppliers which represented approximately 80% of the Company’s APV of direct components.

Because Delphi’s position in the supply chain is several levels removed from the mineral smelting process, responses from our supply base did not contain sufficient information to determine the country of origin of the 3TG materials in our products. Accordingly, we are unable with absolute assurance to determine the origin of the 3TG materials in our products, and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we are required under the Rule to submit to the SEC a CMR as an Exhibit to Form SD. This report must include:

•	a description of the measures we took to exercise due diligence on the 3TG materials’ source and chain of custody

•	a description of the products manufactured or contracted to be manufactured that are not DRC conflict free

•	the facilities used to process the 3TG materials

•	the country of origin of the 3TG materials; and

•	the efforts to determine the mine or location of origin.

Based on the due diligence procedures described below, we are unable to determine and describe the facilities used to process 3TG materials, the mine or other location of origin or their country of origin.

Conflict Minerals Policy

We have adopted a Conflict Minerals Policy which has been clearly communicated to both our suppliers and the public, and is available at http://delphi.com/pdf/about/Delphi-Conflicts-Minerals-Policy.pdf. Our policy supports an industry-wide approach to addressing social responsibility matters regarding Conflict Minerals. We support these efforts through the Automotive Industry Action Group (“AIAG”) and the Conflict-Free Smelter (“CFSI”) Program developed by the Electronic Industry Citizenship Coalition, Incorporated (“EICC”) and Global e-Sustainability Initiative (“GeSI”). In compliance with the SEC Conflict Minerals rules, we requested that our suppliers disclose the sources of 3TG materials used in the products that are sold to us.

Due Diligence Process

Design of Due Diligence

As required by the Rule, we have taken the following measures to perform a Reasonable Country of Origin Inquiry (“RCOI”) to endeavor to determine whether any of the 3TG materials necessary to the functionality or production of our products originated in the Covered Countries, and to exercise due diligence on the source and chain of custody of the 3TG materials in our products. The design of the due diligence measures for the period covered in this report conforms in all material respects with the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas Framework, as further set out in the specific guidance for downstream companies contained in the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (“OECD Framework Guidance”). Our Conflict Minerals due diligence is an on-going, risk-based process.

The statements below are based on the due diligence activities performed in good faith by the Company, and are based on the information available at the time of this filing. There are factors that could affect the accuracy of these statements. These factors include, but are not limited to, incomplete supplier data or available smelter data, errors or omissions by suppliers or smelters, the evolving definition and confirmation of smelters, incomplete information from industry or other third-party sources and other issues.

Step 1. Establish Strong Company Management Systems

In conformance with Step 1 of the OECD Framework Guidance, we have established a management system for Conflict Minerals. Our management system includes the following:

(a)
We have adopted a Conflict Minerals Policy which has been clearly communicated to both our suppliers and the public, and is available at http://delphi.com/pdf/about/Delphi-Conflicts-Minerals-Policy.pdf. Our policy supports an industry-wide approach to addressing social responsibility matters regarding Conflict Minerals. In compliance with the SEC Conflict Minerals rules, we requested that our suppliers disclose the sources of 3TG materials used in the products that are sold to Delphi.

(b)
We created a Conflict Minerals Team comprised of senior leaders from all functional areas of the Company impacted by Conflict Minerals. This team was created to support supply chain due diligence and the implementation and monitoring of an effective Conflict Minerals program.

(c)
We established a system of controls over the mineral supply chain. The Company participates in the AIAG and supports the CFSI program developed by the EICC and GeSI. We developed and offered training on Conflict Minerals for all supply chain employees and leadership involved in the supply chain. We sent out a formal Conflict Minerals Reporting Template developed by the EICC and the GeSI (the “CMRT”) to gather information on the supply chain sources of Conflict Minerals used in its products. The CMRT was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence. We also created a formalized risk assessment methodology follow-up process which requires further information and due diligence to be performed on certain suppliers, depending on their responses to the CMRT.

(d)
We strengthened our engagement with our suppliers by participating in various programs, as noted above, which support an industry-wide approach to addressing social responsibility matters concerning Conflict Minerals.

(e)
We have a grievance mechanism through which our employees and suppliers can report a violation of our policies. We created an e-mail address (conflict.minerals@delphi.com) for suppliers and employees to report violations, ask questions and voice concerns.

(f)	We adopted a policy to retain relevant documentation.

Step 2. Identify and Assess Risk in the Supply Chain

Due to our size and the nature of our products and our position in the mineral supply chain, it is difficult to identify actors upstream from our direct suppliers. We therefore rely on our suppliers, whose components contain 3TG, to provide us with information about the source of 3TG materials contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

In conformance with Step 2 of the OECD Framework Guidance, we have taken the following steps to identify and assess risk in its supply chain:

(a)
We are working to identify the source of 3TG in our supply chain. A bulletin was posted on the Company’s supplier portal requesting our first-tier suppliers provide the source of their 3TG materials via the EICC/GeSI CMRT. In addition, an email request was sent to over 500 first-tier suppliers, representing approximately 80% of the Company’s APV. Follow-up communications were made, and were focused on high APV suppliers and to ensure responses were received from suppliers representing all commodities. The supplier responses received represented approximately 75% of the Company’s total APV.

(b)
We requested information regarding Conflict Minerals usage from relevant first-tier suppliers. As previously mentioned, we used the CMRT sponsored and developed by the EICC and GeSI, with the sampling methodology noted above, to gather information on supply chain sources of 3TG materials.

(c)
We reviewed information provided from relevant first-tier suppliers. For suppliers that did not provide adequate responses, where additional due diligence follow-up was needed based on the Company’s internal risk assessments, or if responses were not provided timely, we actively solicited clarifications and responses using the Company’s conflict mineral escalation process. We have a formal risk assessment methodology to determine if follow-up due diligence is needed, which is described in the following section of this report.

(d)	We compared smelters/refiners identified by the supply chain to assess possible risk. As noted, the Company supports the CFSI and their independently verified list of conflict free smelters/refiners.

Step 3. Design and Implement a Strategy to Respond to Risks

In conformance with Step 3 of the OECD Framework Guidance, we have taken the following steps to design and implement a formal strategy to respond to the identified risks described above:

(a)
The Conflicts Minerals Team reports findings to designated senior management. For suppliers who responded that they have sourced 3TG from the Covered Countries, the Company reports these findings to the Conflict Minerals Team and performs additional due diligence on these suppliers.

(b)
We adopted a risk management plan to determine if additional investigation is required with respect to certain suppliers. We created a risk assessment methodology/framework to determine if responses to questions included in the CMRT require further investigation. We ranked questions included in the CMRT, and responses to questions deemed significant are considered individually and flagged for follow up due diligence if deemed necessary.

(c)
We implemented monitoring and tracking of risk mitigation as required by the OECD Framework Guidance. We created a methodology/framework, as described above, to perform additional follow up and due diligence on suppliers where it has been determined that further investigation is necessary.

(d)	We have undertaken additional fact and risk assessments for risks requiring mitigation, or after a change of circumstances.

Step 4. Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. In conformance with Step 4 of the OECD Framework Guidance, Delphi complies with the guidance and supports audits by participating in and supporting the CFSI alongside other downstream companies.
Step 5. Report on Supply Chain Due Diligence

In conformance with Step 5 of the OECD Framework Guidance, Delphi will file its Form SD and CMR report with the SEC on an annual basis and will make publicly available its CMR report on its website at www.delphi.com.
Due Diligence Results

As a result of the RCOI and due diligence procedures undertaken by the Company, as described above, survey templates were sent by e-mail to over 500 first-tier suppliers representing approximately 80% of the Company’s APV. Follow-up communications were made, and were focused on high APV suppliers representing all commodities. We received responses from suppliers representing approximately 75% of the Company’s total APV. We reviewed all responses received, and where additional due diligence follow-up was needed based on our internal risk assessments, we actively solicited clarifications using our conflict mineral escalation process.

These suppliers provided the names of refiners or smelters for the facilities used to process 3TG in their products. We compiled all of the suppliers’ responses to establish a list of smelters identified in our supply chain and compared the information against the list of smelter facilities designated as “conflict free” by the CFSI’s independent third party smelter audit program. Based on our due diligence procedures, certain of our suppliers source 3TG materials in their products from smelters that in-turn source these materials from the Covered Countries, and therefore not all of the smelter names provided to us were certified as conflict free by an independent 3rd party audit. However, based on information publicly available, none of these smelters were identified to directly or indirectly finance or benefit armed groups in the Covered Countries.

Efforts to determine mine or location of origin

Through our participation in CFSI, the OECD implementation programs, and requesting our suppliers to complete the CMRT, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG materials in our supply chain.

Based on the results of our due diligence procedures performed, many of our suppliers were unable to represent to us that 3TG materials supplied from the smelters or refiner entities they listed in their responses to us had actually been included in components they supplied to Delphi. We have therefore elected not to present the smelter and refiner names in this report that were identified to us as supplying 3TG materials for a component ultimately supplied to Delphi. Additionally, information on the mines used by these smelters is not publicly available in all cases.

We anticipate industry efforts to refine and expand the conflict free smelter list, which we support through our membership in the CFSI. This is the primary method by which downstream suppliers such as Delphi may have influence on the upstream mineral supply chain, including smelters.

Steps to be taken to Mitigate Risk

The activities undertaken by the Company as described within this report have helped to mitigate the risk that the 3TG materials necessary to our products benefited armed groups in the Covered Countries. Going forward, we intend to take the following steps to improve our due diligence process and further mitigate the risk that the 3TG materials necessary to our products benefit armed groups:

1)
Continue to participate in AIAG and support the CFSI, as well as collaborate with other industry groups, and continue to utilize information provided via independent conflict free smelter validation programs such as the CFSI.

2)
Continue to strengthen our engagement with our suppliers regarding Conflict Minerals, including requiring completion of the CMRT for any new supplier prior to their addition to our approved vendor listing.

3)
Further refine and improve our RCOI and due diligence survey procedures, and as necessary and appropriate our Conflict Minerals Policy, including expanding the distribution of our supplier survey procedures, improving our supplier survey response rate, performing follow-up with suppliers requiring further due diligence as determined by our risk assessment methodology described within this report and increasing smelter data attainment.